Exhibit 12

Biomet, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Successor			Predecessor
	Nine Months Ended February 28,		Period From July 12, 2007 - May 31, 2008	Period From June 1, 2007 - July 11, 2007	Years Ended May 31,
	2010	2009			2007	2006	2005	2004
Earnings:
Earnings (loss) before income taxes	$(97.4)	$(684.0)	$(1,194.3)	$(81.9)	$501.6	$611.0	$546.5	$500.7

Add: Fixed charges (per below)	389.6	483.9	603.1	0.3	9.3	11.7	9.2	4.2

Total earnings (loss)	$292.2	$(200.1)	$(591.2)	$(81.6)	$510.9	$622.7	$555.7	$504.9

Fixed charges:
Interest expense(2)	$389.6	$483.9	$603.1	$0.3	$9.3	$11.7	$9.2	$4.2

Total fixed charges	$389.6	$483.9	$603.1	$0.3	$9.3	$11.7	$9.2	$4.2

Ratio of earnings to fixed charges	0.8	N/A (1)	N/A (1)	N/A (1)	54.9	53.2	60.4	120.2

(1)	Earnings were inadequate to cover fixed charges for the nine months ended February 28, 2009, for the period July 12, 2007 through May 31, 2008, and for the period June 1, 2007 through July 11, 2007 by $684.0 million, $1,194.3 million, and $81.9 million, respectively.
(2)	Interest expense includes the amortization of deferred financing costs and bond premium.